May 23, 2005


Mail Stop 45-61

Mr. Joseph Wagner
875 North Michigan Avenue, Suite 2626,
Chicago, IL 60611

Re:	XA, Inc
	Form 10-KSB for the year ended December 31, 2004
	File No. 000-32885

Dear Mr. Wagner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 7 - Financial Statements

Consolidated Balance Sheets, page 26
1. What is your basis in GAAP for presenting the shares issued in connection with the employment contracts as a prepaid asset? What consideration was given to presenting these amounts as deferred compensation as a deduction from stockholders` equity? Reference is made to paragraph 14 of APB 25 and paragraph 30 of SFAS 123.
2. How does your presentation of discount on convertible notes payable as an asset comply with the disclosure requirements in paragraph 16 of APB 21 which requires discounts to be reported as a direct deduction from the face amount of the note?

Note 1 - Summary of Significant Accounting Policies, pages 30 - 33
3. We note that you have numerous arrangements by which employees
and
non-employees receive shares of stock or other equity instruments of
the company in exchange for compensation of the goods and services
that they provided.   Tell us how you considered SFAS 123 and EITF
96-18. In addition, please tell us how you accounted for the issuance of the Series A Preferred Stock to your executive officers and what consideration you received for this issuance.
4. Please tell us supplementally and consider expanding your disclosures as appropriate to disclose your revenue recognition policy for each type of service you provide. In addition, in situations where you have "income sharing arrangements" and use third party vendors, please advise us if you recognized revenue gross or net in accordance with EITF 99-19.

Income Taxes, page 33
5. We note that you have not recorded a valuation allowance for your deferred tax assets, in part because of your historical operating results. Given your net loss position in 2004 and your history of cumulative net losses, how did you determine that a valuation allowance was not needed?

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Yolanda Critttendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3413 if you have questions.



						Sincerely,



Cicely D. Luckey
Branch Chief

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XA, Inc.
Maay 23, 2005
Page 3